AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1999.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

--------------------------------------------------------------------------------

                              Eagle BancGroup, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          Common Stock $ .01 Par Value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

       ------------------------------------------------------------------
                                   26941T-10-3
       ------------------------------------------------------------------

                                 (CUSIP Number)
       ------------------------------------------------------------------
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
--------------------------------------------------------------------------------
                                 (314) 854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 1, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
---------------------------------------- -------------------------------------

CUSIP NO.  26941T-10-3                                       Page 2 of 4 Pages
---------------------------------------- -------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    43-1521079
---------- ---------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*         (a)  |_|
                                                                    (b)   X

---------- --------------------------------------------------------------------

3          SEC USE ONLY

---------- --------------------------------------------------------------------

4          SOURCE OF FUNDS*

           Not Applicable
---------- --------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

---------- --------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
---------- --------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 50,000
------------------- -------- --------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER
                             50,000
    REPORTING
------------------- -------- --------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
--------- ---------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
---------- --------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
                    IV, PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on July 12, 1996, and amended on August 20, 1998 to report ownership of shares of the Common Stock, par value $.01 per share (the "Common Stock") issued by Eagle BancGroup, Inc. ("Eagle"), whose principal executive offices are located at 301 Fairway Drive, Bloomington, Illinois 61701, is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amended statement is being filed by Investors of America Limited Partnership ("Investors") to report the disposition of 55,000 shares of Common Stock. The shares were sold through a broker/dealer at a selling price of $24.375 per share or an aggregate of $1,340,625.00 minus fees of $48.09.

Item 4. Purpose of Transaction

         (a) The shares of Common Stock covered by this statement were being held for investment purposes. Investors or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares.

         (b-j)  None

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,067,239 shares outstanding at March 31, 1999, as indicated in response to a telephone inquiry made to Eagle. As of the close of business on July 9, 1999, Investors beneficially owned 50,000 shares of Common Stock, or approximately 4.68% of such number of shares.

         (b) Investors beneficially owns 50,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described below. All such shares were sold through a broker/dealer.

Identity of Seller        Date of Sale    No. of Shares Sold    Price Per Share
Investors of America      July 1, 1999         55,000               $24.375

         (d)  Not Applicable.

         (e) Investors ceased to be the beneficial owner of more than five percent of the Common Stock on July 1, 1999.

Item 7. Material to Be Filed as Exhibits

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   INVESTORS OF AMERICA, LIMITED PARTNERSHIP


Date: July 12, 1999                By:/s/ James F. Dierberg
                                          -------------------------------
                                          James F. Dierberg, President of
                                          First Securities America, Inc.,
                                          General Partner